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www.KilpatrickStockton.com

May 6, 2010	direct dial 202 508 5825 direct fax 202 204 5600 AKaslow@KilpatrickStockton.com

Gregory Dundas

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	FedFirst Financial Corporation
Registration Statement on Form S-1
Filed March 12, 2010
File No. 333-165437

On behalf of FedFirst Financial Corporation (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed on April 21, 2010 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on May 5, 2010. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on the Company’s Application on Form AC. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

Comment No. 1:

We note your response to comment number 15 of your letter dated April 21, 2010. Please confirm that on a going forward basis, you will revise your accounting policy for policies that Exchange Underwriters, Inc. directly bills to policyholders, to record income at the latter of the effective date of the insurance policy or the date the client is billed.

Response to Comment No. 1:

This will confirm that on a going forward basis the Company will revise its accounting policy for policies that Exchange Underwriters, Inc. directly bills to policyholders to record income at the latter of the effective date of the insurance policy or the date the client is billed.

Gregory Dundas

May 6, 2010

Comment No. 2:

We note your response to comment number 16 of your letter dated April 21, 2010. Although we understand that you do not maintain an allowance for estimated policy cancellations, and such amounts if any are not significant, please revise your future filings to include your accounting policy.

Response to Comment No. 2:

This will confirm that in future filings the Company will disclose its accounting policy for estimated policy cancellations.

Comment No. 3:

We note your response to comment number 17 of your letter dated April 21, 2010. Based on the guidance in ASC 320-10-35-33f-33i, we believe you must consider the specific credit characteristics of the collateral underlying each security to measure credit loss for your OTTI analysis. In this regard, please tell us and expand the disclosure to clearly state which collateral specific information you review to assess credit characteristics of the underlying collateral for each security analyzed and revise your disclosure to comprehensively bridge the gap between your credit assessment of the collateral and the cash flow scenario you ultimately use for your present value of expected cash flows.

Response to Comment No. 3:

As previously noted, the Company considers the specific credit characteristics of the collateral underlying each pooled security. The Company reviews a report listing all of the individual issuers in the pool, along with other relevant information such as organization type (mutual vs. stock), primary geographic location (state), rating (A.M. Best Rating for insurance companies), issue amount, years in business and principal line of business. The Company reviews the issuer lists for the individual pools held by the Company to gain better insight as to the underlying companies, the specific credit characteristics of the collateral underlying each individual security, and to determine risks associated with any concentrations with respect to issue amounts or lines of business. Additional disclosure has been provided on page F-19 in response to this comment.

Comment No. 4:

Please expand your disclosure to define “interest shortfall” and “break in yield” as presented in your table of pooled preferred trust obligations at December 31, 2009. Also, discuss what these amounts signify, including relating these amounts to other column descriptions as presented in the note.

Response to Comment No. 4:

Additional disclosure has been provided on page F-19 in response to this comment.

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Gregory Dundas

May 6, 2010

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please contact the undersigned at (202) 508-5825.

Very truly yours,

KILPATRICK STOCKTON LLP

/s/ Aaron M. Kaslow
Aaron M. Kaslow

Enclosures

cc:	Paul M. Aguggia, Esq., Kilpatrick Stockton LLP
Patrick G. O’Brien, FedFirst Financial Corporation
Hugh T. Wilkinson, Esq., Elias, Matz, Tiernan & Herrick L.L.P.
Todd K. Schiffman, Securities and Exchange Commission
Chris Harley, Securities and Exchange Commission
Hugh West, Securities and Exchange Commission